Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 4, 2012

The following table provides hypothetical historical and historical index performance of the below listed Barclays equity indices versus the related benchmark reference indices through April 30, 2012. The inclusion of the benchmark reference indices is for comparison purposes only.

TABLE LEGEND: * = As used in the table below, the asterisk (“*”) denotes hypothetical historical index performance is being shown. Please see Annex 1 for the exact date on which each of the Barclays equity indices was launched. All index performance information included in the chart below prior to the relevant index launch date is hypothetical historical information.

BARCLAYS EQUITY INDICES VS. BENCHMARK REFERENCE INDICES	HYPOTHETICAL HISTORICAL & HISTORICAL PERFORMANCE AS OF 4/30/2012
INDEX	TYPE	1M	YTD	1Y	3Y1		3Y VOLATILITY[2]
S&P 500® Dynamic VEQTORTM Total Return Index	Enhanced Beta	-1.9%	4.60%	15.29%*	12.44	%*	10.85	%*
S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index	Enhanced Beta	-1.18%	8.57%*	5.95%*	14.41	%*	12.25	%*
S&P 500® Total Return Index	Benchmark	-0.63%	11.88%	4.76%	19.46%		19.64%

S&P 500® Dynamic VIX Futures™ Total Return Index	Volatility Access	-2.33%	-0.20%	23.37%*	8.99	%*	20.93	%*
S&P 500 VIX Mid-Term Futures™ Total Return Index	Benchmark	-0.78%	-25.07%	-10.66%	-23.72	%*	32.32	%*
S&P 500 VIX Short-Term Futures™ Total Return Index	Benchmark	-1.07%	-53.84%	-28.15%	-64.38	%*	65.02	%*

Barclays Q-BES Large Cap US Gross Total Return Index	Long/Short	-0.09%	-3.26%	-11.42%	-2.90	%*	4.68	%*
Barclays Q-GSP Large Cap US Gross Total Return Index	Long/Short	-0.67%	0.31%	-5.61%*	-1.38	%*	5.58	%*
HFRX: Equity Hedge Index	Benchmark	-0.09%	3.84%	-12.70%	0.34%		6.86%

Barclays Q-VOLTAS Total Return Index	Volatility Arbitrage	-0.32%	4.66%	-8.20%*	7.99	%*	10.51	%*
Barclays ASTRO Variable US Total Return Index	Volatility Arbitrage	0.71%	0.23%*	1.65%*	1.45	%*	3.88	%*
HFRX RV: Volatility Index[3]	Benchmark	1.10%	1.58%	-0.31%	-1.06%		7.26%

Barclays Q-MA Total Return US Index	Merger Arbitrage	-0.59%	-1.19%	1.86%	6.43%		4.75%
HFRX ED: Merger Arbitrage Index	Benchmark	0.05%	1.76%	-2.77%	4.07%		3.98%

[1]	Three year (“3Y”) returns are reported on a per annum basis i.e. annualized according to a simple three year period.
[2]

Note: Volatility is calculated based on daily natural logarithm returns, except for the indices where the benchmark is published monthly, in which case both the index and the benchmark are based on monthly natural logarithm returns. Volatility is calculated as a square root of the product of (1) 252 (for daily data) or 12 (for monthly data) and (2) the sum of the squared differences between the daily or monthly natural logarithm returns and the daily or monthly return averages divided by the number of returns in the observation period minus one.

[3]	HFRX RV: Volatility Index (HFRXVOL <INDEX>) is published monthly with one month lag on the last day of each month i.e. above performances are versus the end of March 2012.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

ANNEX 1

S&P 500® Dynamic VEQTORTM Total Return Index (“VEQTOR”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, short-term volatility and cash.

For the period from March 30, 2012, to April 30, 2012, the performance of the VEQTOR Index was down 1.90% with 7.30% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return Index, was down 0.63% with 14.40% annualized volatility. The U.S. equity and short-term VIX futures allocations were was 97.5%/2.5%, 90%/10% and 85%/15% during the month of April. The strategy was fully invested in cash on April 11, 2012.

Bloomberg Ticker: SPVQDTR <INDEX>

*	The VEQTOR Index has been live since November 18, 2009. All VEQTOR Index performance information prior to November 18, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR Index or any related investment.

S&P 500® Dynamic VEQTORTM Mid-Term Total Return Index (“VEQTOR MT”)*

Description: The S&P 500® Dynamic VEQTORTM Total Return Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, mid-term volatility and cash.

For the period from March 30, 2012, to April 30, 2012, the performance of the VEQTOR MT Index was down 1.18% with 9.40% annualized volatility. During the same period, the return of the benchmark reference index, the S&P 500® Total Return Index, was down 0.63% with 14.40% annualized volatility. The U.S. equity and mid-term VIX futures allocation were 97.5%/2.5%, 90%/10% and 85%/15% during the month of April. The strategy was fully invested in cash on April 11,2012 and April 12, 2012.

Bloomberg Ticker: SPVQMTR <INDEX>

*	The VEQTOR MT Index has been live since February 17, 2011. All VEQTOR MT Index performance information prior to February 17, 2011 is hypothetical historical. Historical and hypothetical historical information is not indicative of the future performance of the VEQTOR MT Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

S&P 500® Dynamic VIX Futures™ Total Return Index (“Dynamic VIX”)*

Description: The Dynamic VIX Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long and at times long and short positions in futures contracts on the CBOE Volatility Index®. The Index aims to react positively to overall increases in market volatility by allocating dynamically between two components: a short-term volatility component and a mid-term volatility component.

For the period from March 30, 2012, to April 30, 2012, the performance of the Dynamic VIX Index was down 2.33% with 11.23% annualized volatility. During the same period, the returns of the component indices were as follows: the S&P 500 VIX Mid-Term FuturesTM Index was down 0.78%% with 37.70% annualized volatility and the S&P 500 VIX Short-Term FuturesTM Index was down 1.07% with 76.65% annualized volatility. During most of the month of April, the allocation was long 70% mid-term VIX futures and short -30% short-term VIX futures, respectively. The strategy allocation was long 80% mid-term VIX futures and short -20% short-term VIX futures on April 11, 2012.

Bloomberg Ticker: SPDVIXTR <INDEX>

*	The Dynamic VIX Index has been live since June 13, 2011. All Dynamic VIX Index performance information prior to June 13, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Dynamic VIX Index or any related investment.

Barclays Q-BES Large Cap US Gross Total Return Index (“Q-BES LC”)*

Description: The Q-BES LC Index seeks to take advantage of the market’s reaction to earnings surprises, or earnings reports which exceed consensus estimates, for selected companies included in the S&P 500® Index.

For the period from March 30, 2012, to April 30, 2012 the performance of the Q-BES LC Index was down 0.09%. During the same period, the return of the benchmark reference index, the HFRX: Equity Hedge Index (HFRXEH <Index>), was down 1.52%. For April, the index was invested in a portfolio of 3 stocks (CAG, GDX, WAG).

Bloomberg Ticker: BXIIQUGT <INDEX>

*	The Q-BES LC Index has been live since July 31, 2008. All Q-BES LC Index performance information prior to July 31, 2008 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-BES LC Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Barclays Q-GSP Large Cap US Gross Total Return Index (“Q-GSP LC”)*

Description: The Q-GSP LC Index, while aiming to be neutral with respect to general market trends, seeks to capture the return that may be available from a long position in a basket of growth stocks selected each month from the S&P 500® Index pursuant to the Barclays Capital Q-GSP Strategy.

For the period from March 30, 2012, to April 30, 2012 performance of the Q-GSP LC Index was down 0.67%. During the same period, the return of the benchmark reference index, the HFRX: Equity Hedge Index (HFRXEH <Index>), was down 1.52%. For April, the Q-GSP LC Index was invested in a portfolio of 25 stocks (AET, AFL, APA, BBT, BBBY, BMY, CAH, CELG, SCHW, CME, CBE, EMN, EQT, EXC, F, ITW, IVZ, K, MON, NOV, ORLY, ROK, SO, WU, WMB).

Bloomberg Ticker: BXIIGUGT <INDEX>

*	The Q-GSP LC Index has been live since April 29, 2009. All Q-GSP LC Index performance information prior to April 29, 2009 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-GSP LC Index or any related investment.

Barclays Q-MA Total Return Index (“Q-MA”)*

Description: The Q-MA Index aims to provide investors with exposure to potential arbitrage opportunities arising from U.S. mergers and acquisitions.

For the period from March 30, 2012, to April 30, 2012, the Q-MA Index was down 0.59%. During the same period, the return of the benchmark reference index, the HFRX ED: Merger Arbitrage Index (HFRXMA <Index>), was up 0.05%. During the period, seven new deals were recorded and invested in, while six were completed and two were terminated. The seven new deals were: the acquisition of X-RITE INC (XRIT) by Danaher Corp (DHR); the acquisition of Catalyst Health Solutions Inc (CHSI) by Suncoke Energy Inc (SXC), the acquisition of Knology Inc (KNOL) by Avista Capital Partners (663119Z), the acquisition of Ardea Biosciences Inc (RDEA) by Astrazeneca PLC-SPONS ADR (AZN); the acquisition of Georesources Inc (GEOI) by Halcon Resources Corp (HK), the acquisition of Sunoco Inc (SUN) by Energy Transfer Partners LP (ETP), the acquisition of Gen-Probe Inc (GPRO) by Hologic Inc (HOLX). The six deals completed were: the acquisition of Advance America Cash Advance Inc (AEA) by Grupo Elektra SA(Elektra*), the acquisition of Medco Health Solutions Inc (MHS) by Express Scripts Holding Co (ESRX), the acquisition of Cogdell spencer Inc (CSA) by Ventas Inc (VTR), the acquisition of Taleo Corp (TLEO) by Oracle Corp (ORCL), the acquisition of Nstar LLC (NST) by Northeast Utilities (NU), the acquisition of Zoll Medical Corp (ZOLL) by Asahi Kasei Corp (3407). The two deals terminated were: the acquisition of Illumina Inc (ILMN) by Rogers Corp (ROG), the acquisition of Great Wolf Resorts Inc (WOLF) by KSL Capital Partners LLC (730174Z).

Bloomberg Ticker: BXIIQMUT <INDEX>

*	The Q-MA Index has been live since November 8, 2010. All Q-MA Index performance prior to November 8, 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the Q-MA Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

Barclays Q-VOLTAS Total Return Index (“Q-VOLTAS”)*

Description: The Q-VOLTAS Index aims to capture relative value opportunities in the term structure of implied volatility by taking long and short positions on different parts of the volatility curve based on prevailing market conditions and slope of the implied volatility term structure.

For the period from March 30, 2012, to April 30, 2012, Q-VOLTAS Index performance was down 0.32%. The Q-VOLTAS Index remained in default position (long mid-term VIX futures and short short-term VIX futures) at a (1/3):(2/3) ratio during the month. The S&P 500 Short-Term VIX FuturesTM Total Return Index was down 1.07%, while the S&P 500 Mid-Term VIX FuturesTM Total Return Index was down 0.78% over the month.

Bloomberg Ticker: BXIIQVUT <INDEX>

*	The Q-VOLTAS Index has been live since September 29, 2010. All Q-VOLTAS Index performance prior to September 29, 2010 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the VOLTAS Index or any related investment.

Barclays ASTRO US Variable Total Return Index (“ASTRO Variable”)*

Description: The ASTRO US Variable Index is an algorithmic strategy based index which aims to provide exposure to historically observed mean reversion in equity markets.

For the period from March 30, 2012, to April 30, 2012, the ASTRO Variable Index performance was up 0.71%, which, based on the strategy employed by the ASTRO Variable Index, is suggestive that the US equity market did exhibit strong mean-reversion in April.

Bloomberg Ticker: BXIIAVUT <INDEX>

*	The ASTRO Variable Index has been live since March 14, 2011. All ASTRO Variable Index performance prior to March 14, 2011 is hypothetical historical information. Historical and hypothetical historical information is not indicative of the future performance of the ASTRO Variable Index or any related investment.

All hypothetical historical and historical information included in this presentation is for illustrative purposes only. Hypothetical historical and historical results related to any of the indices contained in this presentation is not indicative of future performance of the relevant index or any related investment.

CERTAIN RISK CONSIDERATIONS

The Strategies Employed by the Indices are not Guaranteed to Succeed. Each of the Barclays equity indices and reference assets referenced above is based on the premise(s) or strategies referenced above. There is no assurance that any of these premises or strategies will be successful and, accordingly, no assurances can be made that any such Barclays equity indices or reference assets will appreciate during the term of any securities or products that may be linked to any such Barclays equities indices or underlying reference assets (the “Securities”). The issuance of Securities should not be deemed an assurance or guarantee by Barclays Bank PLC or any of its affiliates that the level of the underlying reference asset will increase, or that the Securities will generate a positive return.

Factors that may affect the Securities. Unpredictable factors may affect securities linked to the underlying reference asset(s) (the “Securities”), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Securities or the underlying reference asset(s).

The Securities will not be secured and are riskier than ordinary debt securities. The Securities will be unsecured obligations of Barclays Bank PLC (“Barclays”) and are not secured debt. Risks of investing in the Securities may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the Securities is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the Securities may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the Securities. The investor should be willing to hold the Securities until maturity. If the investor sells the Security before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Security prior to maturity may be substantially less than the amount originally invested in the Securities, depending upon the level, value or price of the reference asset at the time of the sale.

Markets may become disrupted. Local market disruptions can have a global effect. Market disruption can adversely affect the performance of a reference asset linked to the Securities.

Liquidity: There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Credit of the Issuer: The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Credit risk. A decline in Barclays’ creditworthiness will reduce the market value of the Securities. If Barclays becomes insolvent it will not be able to meet its payment obligations under the Securities.

Credit ratings. A rating is not a recommendation as to Barclays’ creditworthiness or the risks, returns or suitability of the Securities. Credit ratings may be lowered or withdrawn without notice.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the Securities will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the Securities is its “volatility”. The Securities’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The Securities may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The Securities may carry interest rate risk. Changes in interest rates will impact the performance of the Securities. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of interest: Barclays general trading and hedging activity may adversely affect the Securities. Barclays and its associates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates may also act in various capacities or functions in relation to the Securities described in this presentation including without limitation as index sponsor. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the structured investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Hedging. Barclays may at any time establish, maintain, adjust or unwind hedge positions in respect of its obligations under the Securities, but it is not obliged to do so. Hedging activity may adversely affect the value of the underlying reference asset(s) and the performance of the Securities.

An investment in any Securities involves significant risk. You should carefully consider the risks of an investment in any Securities, including those discussed above. In addition, you should carefully consider the “Risk Factors” section in the applicable offering documentation for a particular Securities offering, which describes in greater detail risk considerations relating to Securities generally and describes certain additional risks that may be associated with a particular Securities offering.

DISCLAIMER

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments pursuant to or relating to the strategies and indices described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. The value of any Product may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. In certain transactions, counterparties may lose their investment or incur unlimited loss. This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS. INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the http://www.optionsclearing.com/about/publications/character-risks.jsp.

Certain of the indices referenced in this document are not in any way affiliated with Barclays and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX”, “BuyWrite” and “CBOE” are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P.

This document is not sponsored, endorsed, or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public to any member of the public regarding the accuracy of the information cited in this document. or in the ability of the indices to track market performance.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States. Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

© 2012, Barclays Bank PLC (All rights reserved).